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06002266

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 36866

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2005__ AND ENDING __December 31, 2005__

                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morris Financial, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

413 Avenue G., #1

                             (No. and Street)

Redondo Beach	California	90277
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Morris   310-318-2244

                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED

George Brenner, CPA A Professional Corporation

                         (Name – *if individual, state last, first, middle name*)

MAR 13 2006

10680 W. Pico Boulevard, Suite 260	Los Angeles, CA	
(Address)	(City)	(State)	(Zip Code)

THOMSON FINANCIAL

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____George Morris_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Morris Financial, Inc._____, as of _**December 31,**_____, 20 **05**____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SUBSCRIBED AND SWORN TO (OR AFFIRMED)
BEFORE ME THIS _12 TH_ DAY OF _Feb, 2006_
BY _GEORGE , MORRIS_

_____
NOTARY PUBLIC

_____
Signature

_____President_____
Title

_____
Notary Public

MIA MIONG H. LEU
COMM. #1401743
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Mar. 19, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition .
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2005

MORRIS FINANCIAL, INC.

413 AVENUE G, SUITE 1
REDONDO BEACH, CALIFORNIA 90277

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Mr. George P. Morris, President
Morris Financial, Inc.
Redondo Beach, California

I have audited the accompanying statement of financial condition of Morris Financial, Inc., as of December 31, 2005 and related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Morris Financial, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards the generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Morris Financial, Inc. as of December 31, 2005 and the results of it's operations, changes in shareholder's equity and cash flows for the year then ended in conformity with the United States generally accepted accounting principles.

George Brenner, C.P.A.

Los Angeles, California
January 28, 2006

1

MORRIS FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash - Checking	$ 5,003	
Cash - Money market	5,965	
Special Trust	100	
		11,068
Loan to Affiliates and Shareholders		142,600
TOTAL ASSETS		$153,668

LIABILITIES AND SHAREHOLDER'S EQUITY

Accrued Expenses		$ 1,500
Income Taxes Payable		800
		2,300
SHAREHOLDER'S EQUITY		
Common Stock	$11,000	
Additional Paid-in Capital	55,017	
Retained Earnings	85,351	151,368
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$153,668

See accompanying notes to financial statements

2

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

INCOME

    Other $ 7,465

             TOTAL REVENUES   7,465

EXPENSES

Bank charges	80
Regulatory fees	1,280
Office expense	800
Accounting expense	1,385
TOTAL EXPENSES	3,545
INCOME BEFORE TAXES	3,920
STATE INCOME TAX	800
NET INCOME	$ 3,120

MORRIS FINANCIAL, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR YEAR ENDED DECEMBER 31, 2005

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2005	$ 11,000	$ 55,017	$ 82,231	$148,248
Net income	0	0	3,120	3,120
Balance, December 31, 2005	$ 11,000	$ 55,017	$ 85,351	$151,368

MORRIS FINANCIAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities:

Net Income from Operations	$ 3,120
Increase in Accrued Expenses	800
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,920
Cash Flows from Investing Activities:	0
Cash Flows from Financing Activities:	
Increase in Loan to Affiliate	0
DECREASE IN CASH	3,920
Cash: Beginning of the year	7,148
Cash: End of the year	$11,068

MORRIS FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

NOTE 1 -   NATURE OF BUSINESS

Morris Financial, Inc. (the "Company") was incorporated on October 20, 1986 in the State of California. The Company is a broker-dealer registered with the Securities and Exchange Commission. To date the Company has been largely inactive.

NOTE 2 -   NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2005 the Company had complied with both requirements. See page 7 for the computation of net capital requirements.

NOTE 3 -   INCOME TAXES

The Company has elected to be taxed as a small business corporation. As such, income and losses pass through to the shareholder and are taxable to the individual. The Company is required to pay a minimum state tax of $800.

NOTE 4 –   EXEMPTION FROM THE SEC RULE 15C-3

Morris Financial, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore; Morris Financial, Inc. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

MORRIS FINANCIAL, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL

Shareholder's Equity	$151,368
Non Allowable Assets:	
Loan to Affiliates and Shareholders	142,600
NET CAPITAL	$ 8,768

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6-2/3 of total liabilities	$ 153
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 3,768
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$ 8,538

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities (from statement of financial condition)	$ 2,300
Percentage of aggregate indebtedness to net capital	26.23%

PART II

MORRIS FINANCIAL, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2005

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Morris Financial, Inc.
Redondo Beach, California

In planning and performing my audit of the financial statements of Morris Financial, Inc. (hereafter referred to as the "Company") for the year ended December 31, 2005, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2005 and no facts came to my attention indication that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended sole for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner, C.P.A.

Los Angeles, California
January 28, 2006

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